New RC

CASH FLOW

(Thousands of Dollars)		Projected		
		2002	2003	2004
		With Securitization		
Net Income		*	*	*
Other		*	*	*
Net Cash From Operations		*	*	*
Capital Expenditures		*	*	*
Sales of Assets/Other Investments		*	*	*
Net Cash Used in Investing		*	*	*
Short-Term Debt/Money Pool Borrowing		*	*	*
Construction Loan		*	*	*
Long-Term Debt		*	*	*
Securitization Debt (1)		*	*	*
APIC - Common Stock		*	*	*
Preferred Stock		*	*	*
Preferred Dividends		*	*	*
Common Dividends		*	*	*
		*	*	*
Net Cash Provided by Financing				
Net Change in Cash		*	*	*
Cash & Cash Equivalents	*	*	*	*

Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

Note:
   (1) *

New RC

Capitalization

(Thousands of Dollars)	Projected 2002	2003	2004
	With Securitization		
Debt	*	*	*
Money Pool/Short-Term Debt	*	*	*
Construction Loan	*	*	*
Securitization Loan (1)	*	*	*
Long-Term Debt	*	*	*
Total Debt	*	*	*
Preferred Stock	*	*	*
Trust Obligated Preferred Securities (TOPrS)	*	*	*
Common Equity		*	*
Common Stock & APIC	*	*	*
Retained Earnings	*	*	*
Total Common Equity	*	*	*
Total Capitalization	*	*	*
Total Debt	*	*	*
Preferred Stock	*	*	*
Trust Obligated Preferred Securities (TOPrS)	*	*	*
Common Equity	*	*	*
Total Capitalization	*	*	*

	Without Securitization		
Debt			
Money Pool/Short-Term Debt	*	*	*
Construction Loan	*	*	*
Long-Term Debt	*	*	*
Total Debt	*	*	*
Preferred Stock	*	*	*
Trust Obligated Preferred Securities (TOPrS)	*	*	*
Common Equity		*	*
Common Stock & APIC	*	*	*
Retained Earnings	*	*	*
Total Common Equity	*	*	*
Total Capitalization	*	*	*
Total Debt	*	*	*
Preferred Stock	*	*	*
Trust Obligated Preferred Securities (TOPrS)	*	*	*
Common Equity	*	*	*
Total Capitalization	*	*	*

Filed under Request for Confidential Treatment Pursuant to Rule 104(b) of the Public Utility Holding Company Act.

Note:
(1) *